March 7, 2011

VIA EDGAR

Ms. Janice McGuirk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed January 3, 2011

Dear Ms. McGuirk:

Further to my voice mail message of Friday, March 4, 2011 (and your kind voicemail response), this will confirm that because my colleague who is primarily responsible for working on this matter is attending to members of his family who were hospitalized in recent days, we are requesting an extension for submission of the responses of our client, BTHC XV, Inc. (the “Company”), to the comments contained in your letter dated January 28, 2011 to the Company.  While I am unable to provide an exact date when we will be in a position to have the responses completed as a result of these personal extenuating circumstances, we will endeavor to work with the Company to submit the responses on or before March 17, 2011.  As I obtain additional information, I will call you to provide an update.  I trust this is acceptable to the Staff.  Please call me at (212) 885-5372 if you have any questions at all.  Thank you so very much for your consideration.

Very truly yours,

/s/ Richard DiStefano
Richard DiStefano